Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

GENERAL

This management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Energy Corporation (the “Company” or “Crosshair”). The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended April 30, 2013.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived therefrom are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The Board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairenergy.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the potential for additional mineralization at the Company’s properties, the timelines to complete the Company’s exploration programs, timing for permit applications, timing for new resource estimates, impacts on historic sites, the estimation of mineral resource estimates, timing to complete technical reports, forecasts for exploration expenditures, estimates of future administrative costs, and statements about the Company’s future development of its properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mineral exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

Forward-looking information and forward-looking statements are, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour availability and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., a director  of Crosshair and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A. Further information on the Company’s mineral properties can be found in the following NI 43-101 Technical Reports which are available on SEDAR at www.sedar.com and the Company’s website:

•	CMB JV Uranium Project: The Technical Report titled “Technical Report on the CMBNW Property, Labrador Canada” dated June 22, 2009.
•	CMB Property: The Technical Report titled “Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium - Vanadium Project, Labrador, Canada” dated January 20, 2011 (Rev March 10, 2011).

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties. It is currently focused on advancing its uranium and vanadium properties in North America, as well as investigating uranium and vanadium opportunities elsewhere in the world.  The Company does not have any producing mineral properties at this time. The Company’s shares trade on Toronto Stock Exchange under the symbol “CXX” and on the OTC Markets Group’s OTCQB Marketplace (“OTCQB”) under the symbol “CRHRF”.

The Company is currently focusing on exploration and evaluation activities in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA on the following properties:

➢	Bootheel Uranium (“Bootheel”) Project with UR Energy in Wyoming

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

STOCK EXCHANGE LISTING

On June 7, 2013, the Company announced plans to voluntarily delist its common shares from NYSE MKT. Further to the Company’s news release dated April 8, 2013, management’s belief is that under the Company’s current financial circumstances, it is not practicable for it to maintain a plan of compliance that would satisfy NYSE MKT’s continued listing requirements. As a result, the Board of Directors of the Company determined that it is in the best interest of the Company to delist voluntarily from the NYSE MKT. The Company formally notified NYSE MKT on Friday, June 7, 2013 of its intention to file a Form 25 with the Securities and Exchange Commission (“SEC”) on Tuesday, June 18, 2013. Following the filing of Form 25, the delisting took effect on Monday July 1, 2013, with the simultaneous transfer of Crosshair’s common stock to the OTCQB, trading under the symbol “CRHRF”. Associated with the move to OTCQB, Crosshair has opted to subscribe to the Exchange’s Real-Time Level 2 Quote Display Service so that investors and market participants will be able to view real-time stock quotes for Crosshair at www.otcmarkets.com. Crosshair continues to be listed under the symbol “CXX” on the Toronto Stock Exchange, Canada’s premier stock exchange.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

EXPLORATION HIGHLIGHTS

The Company’s exploration efforts during the twelve months of fiscal 2013 were as follows:

•
A total of 24,485 feet (7,463 metres) of drilling was completed on the Juniper Ridge Property. In addition, a combined gamma and radon soil survey was completed and the field part of a Class III Cultural Survey was completed.

•	Metallurgical testing of five core composite samples from Juniper Ridge indicated total U3O8 extractions from 63% to 94%, with a somewhat lower acid consumption than indicated by historic data.

•	A total of 3,359 metres of drilling was completed on the CMB Project.

Bootheel Uranium Project

The Bootheel properties are currently owned by The Bootheel Project LLC and consist of 274 Federal Mining claims, two state leases encompassing two separate property areas: Buck Point and Bootheel.  The Company now has an 81% interest in The Bootheel Project LLC, subject to certain royalties. Under the terms of an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target Exploration and Mining Corp (“Target”), now a wholly owned Crosshair subsidiary, and Crosshair Energy USA, Inc. (formerly 448018 Exploration Inc.) (“Crosshair USA”), a wholly owned subsidiary of Target, the Company was able to earn an initial 75% interest in The Bootheel Project LLC, by completing expenditures totalling US$3 million and issuing 125,000 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, Crosshair has exceeded US$3 million in expenditures on the property, thereby earning its initial 75% interest. As URE declined to participate in the fiscal 2012 exploration program, its participating interest was diluted from 25% to approximately 19%, and the Company’s participating interest increased from 75% to approximately 81%.

Under Agreements dated February 5, 2008 between MJ Ranches Inc. (“MJ Ranches”) and Crosshair USA, as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement was for five years with provision for two renewals.  Payment for the initial five year term was US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands were subject to a sliding scale Royalty tied to the sales price of uranium. In February 2013 the private mineral lease and surface use agreements with MJ Ranches for a portion of the Bootheel property expired.  Negotiations to reach a new agreement with MJ Ranches, the terms of which would reflect current market conditions, were unsuccessful. Certain portions of the Mineral Resources included in Technical Report on the Bootheel property issued by Crosshair, dated February 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches. While the lines of communication remain open should MJ Ranches choose to reconsider their position, the Bootheel Project LLC has decided to move forward on the assumption that the MJ Ranches ground will not form part of the project. Accordingly, the Company has recorded an impairment against its exploration and evaluation assets associated with this project.

Project Summary

The property has been previously explored for uranium by a number of companies in the 1970’s and again in the mid-1990’s by Cameco Corporation (“Cameco”).

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

On January 15, 2009 The Bootheel Project LLC acquired additional data from Cameco which cover the four fee sections under lease from MJ Ranches.  The data include historical geological and gamma logs covering 660 drill holes, totalling approximately 290,000 ft.  Compilation to date indicates that there have been approximately 1,900 drill holes, totalling in excess of 600,000 ft, completed on the property and the surrounding area.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

The calendar year 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 ft in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft of core.  Drilling commenced in June and was completed on September 20, 2008. Results collected to date indicate that the majority of the uranium mineralization on the Bootheel Property is hosted by the Sundance Formation. Laboratory testing in calendar year 2008 demonstrated the potential for uranium mining by in-situ recovery (ISR). ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods. Currently, there are two ISR projects in production and several other ISR projects in the permitting or development phase, in Wyoming.

In addition to the calendar year 2008 drilling program, the historic holes were relocated and limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009 Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

The data acquired from Cameco were compiled by Crosshair’s geological team and were combined with the results from over 50,000 feet of drilling completed by Target at Bootheel during calendar year 2008. This compilation formed the basis for the Company’s 2011 drilling program which saw the completion of 76 bore holes, totaling 35,760 feet (10,900 metres). A synthesis of all of these data have enabled Crosshair to generate an Indicated Mineral Resource estimate of 1.12 million pounds of U3O8 (1.570M tons @0.036%) and an Inferred Mineral Resource of 1.05 million pounds of U3O8 (1.315M tons @ 0.040%) for the 81 Federal lode claims and single Wyoming State lease that currently comprise the Bootheel property. See the following table for additional detail.

Formation/Classification	Section	Tons	Grade U3O8%	Lbs
Sundance:
Indicated	Section 6	943,000	0.040	751,000
Indicated	Section 36	627,000	0.029	369,000
Inferred	Section 36	1,007,000	0.031	624,000

Wind River:
Inferred	Section 6	182,000	0.074	267,000
Inferred	Section 12	20,000	0.063	25,000
Inferred	Section 32	106,000	0.063	134,000

Total Indicated		1,570,000	0.036	1,120,000
Total Inferred		1,315,000	0.040	1,050,000

The above Mineral Resource was estimated by C. Stewart Wallis, P. Geo, a Qualified Person as defined by NI 43-101, with an effective date of July 8, 2013. The Classifications of the Mineral Resources follow the CIM guidelines dated November, 2010.  Wind River resources were estimated using the polygonal method at an estimated cut-off grade of 0.02% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15 ft% and a long term uranium price of $70 per pound. The Sundance resources were estimated using the contour method at an estimated cut-off grade of 0.015% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15 ft% and a long term uranium price of $70 per pound. A tonnage factor of 16 ft3/ton was used for the Sundance Formation, and 15 ft3/ton was used for the Wind River Formation. There are no known legal, environmental or other risks that could materially affect the development of the mineral resources. The numbers in the table have been rounded.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

While the above stated mineral resource estimates are encouraging, the continuing downward pressure on the uranium price, in addition to the overall poor state of the junior resource market, has led the Bootheel Project LLC to focus on reducing its expenditures to a minimum, while maintaining the integrity of its data and land package. As a result, the Company will release mineral claims that do not currently have any mineral resources identified on them or any significant prospectivity to contain such resources. This action will reduce the total land package from 274 mineral claims to 81 mineral claims and result in a reduction of annual mineral claim filing fees of approximately US$28,300. This action will allow the Bootheel Project LLC to keep the most prospective ground in good standing for the next 12 months. It is anticipated that a reversal in the state of uranium price specifically, as well as the junior resource market in general, may occur during this time period, affording the Bootheel Project LLC the opportunity to more fully assess its options at that time.

Juniper Ridge Uranium Property

On October 29, 2010, Crosshair signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp., to acquire the Juniper Ridge Uranium Property (the “JR Property”).  The aggregate total price for a 100% interest in the JR Property was to be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011(paid)	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report. The minimum commitment is US $2,500,000, with the Company paying an additional US $0.50 per pound in excess of 5 million pounds if the NI 43-101 technical report shows a resource in excess of 5 million pounds.

2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares. The minimum commitment is US $1,500,000.

Title to the JR Property was transferred to the Company by Strathmore upon completing the initial payments of US$700,000.  US$250,000 of this amount has been paid by issuance of 552,513 common shares of Crosshair.  Crosshair had the option to terminate the acquisition agreement at any time upon written notice, without any further liabilities to Crosshair.  Strathmore was to retain a 2% Gross Revenue Royalty on the JR Property, with the option for Crosshair to repurchase the royalty under certain conditions.

Since the signing of the agreement to acquire the JR Property, macroeconomic and world events have exerted significant downward pressure on the global uranium market. While the structure of the definitive agreement was appropriate at the time, it is unworkable under current market conditions. Crosshair and Strathmore engaged in extensive negotiations to attempt to restructure the agreement but a suitable resolution could not be achieved. As a result of this, management decided to terminate the agreement with notice of this termination sent to Strathmore on November 30, 2012. The Company has since completed the transfer of title to the Juniper Ridge Property back to Strathmore.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

CMB Project

The CMB project includes the following property agreements:

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company has previously issued 400,000 common shares, made cash payments totalling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of the advance royalty payments. On December 5, 2011, the Company settled the litigation.  On December 5, 2011, the Company entered into a co-ownership agreement (“the Moran Lake Co-Ownership Agreement”) with Mr. Murphy which agreement amends, clarifies, confirms and replaces the contractual relationship created between the parties further to the Original Moran Lake Agreement.  The terms of the settlement are a cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012, which amount has been paid. Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any Net Smelter Royalty owed to the original vendor of the property.

In addition to the Moran Lake Property, Crosshair has also been working to acquire addition properties in and around the Moran Lake area. In July 2008, the Company acquired a 60% interest in 4,741 claims in the Central Mineral Belt from Expedition by paying CDN $500,000 and issuing 2,500,000 common shares and 1,875,000 warrants to Expedition.  The claims were part of a property agreement between Expedition and Silver Spruce, under which Expedition had earned a 60% interest.  Expedition retains a 2% NSR on 60% of any production from the Silver Spruce Properties. The claims are host to the Two Time deposit. The exploration activities on these claims had originally been referred to as the CMB-JV project. However, Silver Spruce declined to participate in 2011 summer exploration program and has diluted its interest to a 2% Net Smelter Return Royalty. As a result of this dilution, the land package of the CMB-JV project was folded into the pre-existing CMB project and will now be viewed, and budgeted, as a single exploration project.

Project Summary

The newly consolidated CMB project consists of a total of 2,383 claims in 25 licences as Crosshair now has a 100% interest in the Two Time, Firestone, South Brook, Running Man and Big Bear prospects, subject to a 2% Net Smelter Return Royalty payable to Silver Spruce Resources Inc. on their original claim area. As previously noted, these prospects have all been added to the CMB Project as a result of Silver Spruce being diluted to a royalty due to non-contribution to the exploration program on what had been termed the CMB-JV project.

The Two Time mineralized zone currently contains an Indicated Mineral Resource estimate of 2.33 M pounds of U3O8 (1.82 M tonnes grading 0.058% U3O8) and an Inferred Mineral Resource estimate of 3.73 M pounds of U3O8 (3.16 M tonnes grading 0.053% U3O8) and is open for expansion.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

In addition to these Two Time mineral resource estimates, the CMB Project also contains a 4.5 kilometre (km) long uranium/vanadium mineralized corridor, the C Zone corridor. This corridor encompasses the C Zone, Area 1 and Armstrong prospects, with Area 1 and Armstrong located approximately 1.5 km southwest and 3.0 km southwest, respectively, of the C Zone. This corridor has a current Indicated Mineral Resource estimate of 5.19 million pounds of U3O8 (6.92 million tonnes at 0.034% U3O8) and an additional Inferred Mineral Resource estimate of 5.82 million pounds of U3O8 (8.17 million tonnes at 0.032% U3O8).  It also contains an Indicated Mineral Resource estimate of 42.8 million pounds of vanadium pentoxide(14.7 million tonnes at 0.15% V2O5) and an additional Inferred resource estimate of 93.6 million pounds of vanadium pentoxide (28.3 million tonnes at 0.16% V2O5). As with the Two Time resource, these resources remain open both along strike and at depth.

The 2011 summer drilling program involved 19 diamond drill holes, totaling 3,138 metres, and was focused on two areas; the structural corridor between the C Zone and Area One, as well as the Blue Star prospect, located approximately 10 kilometres northeast of the C Zone. The assay results from this drilling confirm that the mineralization is, in fact, a single continuous unit. This has enabled the mineralization to be extended approximately 200 metres to the southwest.

Drilling on the Blue Star prospect was aimed at following up on widely scattered coincident airborne geophysical and rock geochemical anomalies. Ten holes, totaling 1,404 metres, were completed as part of the 2011 program, with four holes intersecting thin uranium mineralized zones including a three metre interval which returned 0.050% U3O8 from drill hole BS-11-006.  Insufficient drilling has been completed to determine the true thicknesses. Additional information on the drill results can be found in the Company’s news releases dated October 6, 2011 and November 22, 2011.

The Two Time prospect was also a priority during the summer/fall 2011 drilling program.  Seven diamond drill holes, totaling 2,961 metres, were completed on this property, with the aim of investigating the down dip extension of the resource previously reported. Results from this drilling confirmed uranium mineralization to depths of over 500 metres.

A second component of the 2011 drilling program on what had previously been called the CMB-JV was to investigate a number of coincident airborne radiometric geophysical and rock geochemical anomalies outside the Two Time Zone. Fourteen diamond drill holes, totaling 1,245 metres, were completed on these targets. Three of the fourteen drill holes intersected mainly thin uranium mineralized zones. On the Firestone prospect, drill hole FS-11-007 intersected a three and a half metre interval that returned 0.084% U3O8. Contained within this interval was a 0.5 metre interval that returned 0.519% U3O8. The only hole drilled on the Big Bear showing returned seven metres of 0.031% U3O8. Drilling at the Firestone prospect, as well as the three eastern-most prospects of South Brook, Running Man and Big Bear, was preliminary, with the program cut short due to inclement weather.

Current Highlights

Field crew mobilization to the newly consolidated CMB uranium/vanadium project in central Labrador was delayed during the summer months of 2012 due to forest fire conditions resulting from an unseasonably warm, dry spring.  The $2.2 million program focused on the Two Time, Firestone, Blue Star and C zones, with a total of 3,359 metres (11,020 feet) of drilling having been completed. The goal of this program was to expand the existing uranium and vanadium resources, as well as test new uranium targets within the main property.

Two Time Prospect

Drilling on the Two Time prospect was aimed at extending the deposit to the south and at depth. As illustrated in the table below, drill hole CMB-12-49 successfully intersected mineralization at the expected depth over a thicker interval, indicating the deposit is continuous to the south along strike and along dip. This hole represents a minimum 50m step out to the south from previous holes into the deposit. Four shallow holes drilled north of the Two Time zone to evaluate radon anomalies did not intersect uranium mineralization.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

Hole ID	From (m)	To (m)	Interval (m)	U3O8%
CMB-12-49	319.5	324.0	4.5	0.032
and	345.4	346.4	1.0	0.032
and	492.5	521.0	28.5	0.031
including	494.0	498.0	4.0	0.051
and	513.5	516.5	3.0	0.074

Firestone Project

Five holes, totalling 740 metres, tested the Ford showing, the northeast extension of the Firestone showing which returned uranium values in 2011.  No significant mineralization was encountered.

C Zone Corridor

Drilling within the C Zone corridor was focused on determining if the vanadium mineralization identified to date represents one continuous body within the corridor. Drill hole ML-12-197 was positioned halfway between the Area 1 prospect and the Trout Pond prospect. As the following table shows, vanadium mineralization was intersected supporting the interpretation of a single continuous zone of vanadium mineralization within the corridor. Two holes drilled off the trend on other targets failed to encounter mineralization.

Hole ID	From (m)	To (m)	Interval (m)	V2O5%
ML-12-197	66.0	68.0	2.0	0.153
and	76.0	78.0	2.0	0.167
and	96.0	106.0	10.0	0.150

To augment the 2012 drilling program, a number of drill holes previously completed on the property were resampled for vanadium. As illustrated in the table below, the results of this resampling program continue to support the interpretation of the vanadium mineralization within the C Zone as a single continuous zone.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

Hole	From (m)	To (m)	Interval (m)	V2O5%
ML-A1-19	32	53	21	0.162
and	60.2	67.8	7.6	0.150
ML-A1-20	9	11	2	0.150
and	25	28.5	3.5	0.152
and	31.5	36	4.5	0.152
ML-A1-48	7.5	185	177.5	0.169
including	37	56	19	0.211
including	75	79.5	4.5	0.216
including	162	166	4	0.282
and	230	234	4	0.193
and	270	272	2	0.166
and	278	283.42	5.42	0.161

The true width of the mineralized zones discussed above represent 70% to 90% of the lengths stated above. Uranium analysis was carried out by Activation Labs of Ancaster, Ontario utilizing the delayed neutron counting (DNC) method, while vanadium analysis was performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceeded the upper limit for vanadium were re-assayed using fusion ICP. Standards, blanks, and duplicate assays were included at regular intervals in each sample batch submitted from the field as part of Crosshair’s ongoing Quality Assurance/Quality Control program.

Blue Star

Four holes, totalling 535 metres, tested newly defined targets and the possible extension of the Bayswater Boiteau mineralization onto the property.  None of the holes intersected significant mineralization on the property.

Golden Promise Gold Project

Under the terms of an Option and Joint Venture Agreement between Crosshair and Paragon Minerals Corporation dated April 8, 2009, (“The Golden Promise JV Agreement”), Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.  Crosshair issued 663,750 common shares with a market value of $686,608 to Paragon to purchase the 60% interest in Golden Promise with an option to increase its interest to 70%.  Crosshair provided Paragon with a $2.0 million carried interest in initial exploration expenditures completed prior to May 2013.  Crosshair could extend the timeframe to complete the initial exploration program by 12 months upon issuing 62,500 common shares to Paragon. Expenditures on the project since April 2009 total $1,655,048.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair could elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.  Crosshair could extend the timeframe to complete the additional exploration program by 12 months upon issuing 25,000 common shares to Paragon.  If Crosshair did not complete the additional expenditure program within the required timeframe, Crosshair could purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

The project consisted of 234 claims (5,850 ha) and one mining lease totaling 39.8 hectares. As discussed below, the Golden Promise JV Agreement was terminated on May 31, 2013.

Project Summary

Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 950 metres (m) and to a depth of 425 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent mineral resource estimate has been completed at the Jaclyn Main Zone.  The Golden Promise Project hosts an Inferred Mineral Resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.

During the 2010 fiscal year the Company completed 7,220 m of drilling in 38 holes.  Twelve (12) holes (641m) were shallow infill holes located in the central part of the deposit designed to provide samples of the vein for metallurgical testing and to test for structural and grade continuity of the vein prior to the planned bulk sampling program.  Three holes (657 m) tested the Jaclyn North showing and four holes (572m) followed up an intercept 400 m west of the North zone. The remaining 19 holes (5,350m) tested the central part of the deposit and the extension down plunge to the east.

A composite sample from six previously completed drill holes was submitted to SGS Mineral Services (“SGS”) Vancouver, BC for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics.  Thirty-four (34) samples from the drill holes were composited to provide one sample of 34.4 kilograms with a head grade which assayed 4.5 g/t gold as compared to the weighted average historical assay grade based on the individual samples of 4.18 g/t gold.  Subsequent to the fiscal 2010 year end the Company announced that the results indicate that the gold in the vein can be effectively recovered using gravity concentration in combination with flotation or leaching, or by direct leaching.  Gravity concentration recovers 85% of the gold at 120 microns and the remaining gold in the gravity tails can be recovered either by flotation after regrinding (96% rougher recovery at 110 microns) or by cyanide leaching (94% recovery in 72 hours at 70 microns).  The gold can also be recovered by direct leaching of the whole rock sample at 70 micron grind over a 72 hour period resulting in 98% extraction of the gold.

Thirty-nine drill core samples from the 12 infill holes drilled in the central part of the Jaclyn Main Deposit were also submitted to SGS for additional metallurgical test work to confirm the previous results.  These core samples were composited to provide two samples (labelled A and B) of 17.0 kilograms (kg) and 13.9 kg with head grades which assayed 8.02 grams per tonne (g/t) and 8.00 g/t respectively.  The composite samples were crushed, then blended and split into individual charges for the various metallurgical tests. The results confirm that the gold in the vein can be effectively recovered using gravity separation in combination with leaching, or by direct leaching.

A gravity separation test conducted on Composite A ground to P80 of 150 microns recovered 84% of the gold.  The recovery process was further enhanced when the gravity tail was leached.  Leaching recovered 76% of the gold in the gravity tail, equating to a total gold recovery of 96%. The leach kinetics were fast and the recovery was complete within 24 hours.

The gold can also be recovered by direct leaching of the whole rock resulting in 93% extraction of the gold.  When Composite A was ground to P80 of 150 microns and leached, 93% of the gold was recovered and only 0.16 kg/t of sodium cyanide (NaCN) was consumed.  Composite B had the same gold recovery and was ground slightly finer to P80 of 100 microns and consumed slightly more NaCN (0.25 kg/t).

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

The 2,200 tonne bulk sampling program was completed in December 2010 in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  The gold occurrences on the Golden Promise Property, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.

A total of 2,241 tonnes were delivered to the Nugget Pond Mill owned by Rambler Metals and Mining Plc. Two gold bars weighing 5.37 kilograms were poured and shipped to Johnson Matthey Limited in Toronto for refining.  In addition to the bars, the ball mill and SAG mill were cleaned out and 482.5 kilograms of concentrate were also shipped to Johnson Matthey for treatment and refining.  After refining, the bars and the mill concentrate produced a total of 313.59 ounces of gold and 23.05 ounces of silver which were sold for net receipts of CDN$430,001.85 after treatment charges.  The cost of the program, after receipts from the gold sales, was approximately $100,000.

Based on the mill records and the total gold recovered, the average recovered gold grade was 4.47 g/t gold.  The average tails grade was 1.12 g/t gold indicating a back-calculated head grade of 5.59 g/t gold with an 80% recovery.  While an overall recovery of 80% is positive it is lower than predicted by the bench scale test work.  It is believed that the lower than expected recovery is due to the presence of carbonaceous material in the waste rock.  In future, this issue can be mitigated by modifying the circuit to a carbon in leach process as opposed to a carbon in pulp process.  This would result in a minor modification to the flow sheet which will be further refined in future metallurgical test programs.

For reconciliation purposes, Crosshair compared the head grade with the estimated sample grade using the block model prepared in April 2008 by Gary Giroux, P.Eng., which stated an Inferred resource of 921,000t at 3.02 g/t gold (for further details, please refer to the Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador dated April 30, 2008 and amended September 23, 2008). Assuming a 2 metre (m) deep trench and 25% dilution, Gary Giroux determined that the model predicted that the bulk sample would have had a tonnage of 2,125 t at an average grade of 4.42 g/t.

Work completed on the property to date indicates the exploration prospectivity of the area; however, the current poor state of the junior resource market has made financing such early stage projects difficult. As a result of current market conditions, Crosshair made the decision to drop the Golden Promise Property and expend no additional funds. The property has since been returned to the original vendor and the Company has recorded an impairment against its exploration and evaluation assets.

South Golden Promise/ Victoria Lake Project

Under the terms of an agreement dated February 14, 2003 with Paragon, the Company has earned a 62.02% interest in the South Golden Promise Property, subject to a 2.5% Net Smelter Return to the underlying vendors, by issuing a total of 100,000 common shares and completing a minimum of $1,750,000 in exploration expenditures. Paragon declined to participate in the recent programs and has been diluted to a 37.98% interest. The South Golden Promise Property includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 19.5 square kilometres in 78 claims in four licenses.

Project Summary

Since acquiring the properties, the Company has completed several phases of exploration including prospecting, mapping, till and rock sampling as well as trenching on targets defined by the other works.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 metres and tested to about 50 metres depth by diamond drilling.  A total of 16 holes were completed at South Golden Promise in calendar year 2006 with two holes returning visible gold-bearing quartz veining which assayed a high of 19.5 grams per tonne gold over 1.15 metres.  During calendar year 2009, the Gabbro showing, which had previously sampled up to 10 g/t gold from a narrow quartz vein, was trenched without returning significant gold values.

A biogeochemical and prospecting program was carried out in the spring of 2010 to further define isolated gold-in-soil anomalies.  No significant results were returned.  A geological structural study designed to evaluate potential drill targets was completed. Recommendations are being evaluated.

At Victoria Lake, an 11 hole (2,197 metres) diamond drilling program was completed in calendar year 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies.  Favourably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes.  During calendar year 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes. An airborne electromagnetic and magnetic survey was carried out in January 2011 and numerous anomalies were outlined.

As is the case with the Golden Promise project, work completed on the South Golden Promise/Victoria Lake project to date confirms the exploration prospectivity of the area; however, the Company has had difficulty financing this early stage project in the current poor state of the junior resource market. As a result, the decision was made to expend no additional funds on this project. The 45 claims that comprise the South Golden Promise property will be dropped and the Company is working to have its current JV partner, Canadian Zinc, take over as operator of the Victoria Lake property.  Accordingly, the Company has recorded an impairment against its exploration and evaluation assets.

Argentinian Properties

On October 25, 2012 the Company announced it had entered into a Letter of Intent (“LOI”) with Wealth Minerals Ltd. (“Wealth Minerals”) to acquire all of Wealth Minerals’ prospective uranium properties in Argentina; a land package that totals more than 2,600 square miles (685,000 hectares).

The concession areas included in the LOI are located in Salta, Catamarca and Chubut provinces, and would be 100 percent owned by Crosshair on the closing of the transaction. Properties included in the LOI include the San Jorge Basin Properties, Amblayo and Diamante Los Patos. The San Jorge Basin concession area includes five individual properties (including Bororo Nuevo) on which some preliminary exploration work has been completed.

The combination of a deteriorating uranium price and the poor state of the junior resource section, since the signing of this LOI, has rendered this early stage exploration opportunity currently impractical. As a result, the Company announced on July 9, 2013 that it has terminated the LOI with Wealth Minerals based on mutual agreement.

OUTLOOK

In the next 12 months, the Company plans to execute a program of cost minimization in order to weather the continuing poor macroeconomic environment and to seek additional financing to improve its working capital. Through its management services agreement with King & Bay West, the Company continues to look for business opportunities and potential asset acquisitions.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following table summarizes the Company’s financial operations.  For more detailed information, please refer to the audited consolidated financial statements.

Description	Year ended April 30, 2013	Year ended April 30, 2012	Year ended April 30, 2011
Total assets
Exploration and Evaluation Assets
Working Capital
Shareholders’ equity
General and Administrative expenses
Exploration and Evaluation expenses
Impairment of Exploration and Evaluation Assets
Net loss
Loss per share
Fully diluted loss per share

	$6,635,616 5,670,409 94,253 5,905,723 3,034,668 2,835,066 (6,043,241) (11,674,061) (0.18) (0.18)	$17,997,243 11,592,105 5,466,961 16,999,901 5,121,470 6,630,464 - (11,977,829) (0.24) (0.24)	$21,545,974 10,180,650 10,815,170 20,048,338 3,773,364 883,152 - (4,077,470) (0.10) (0.10)

Overview

Results of operations for the year ended April 30, 2013 compared to the year ended April 30, 2012:

For the year ended April 30, 2013, the Company reported a net loss of $11,674,061 or $0.18 per common share, compared to a net loss of $11,977,829 or $0.24 per common share for the year ended April 30, 2012.

Total expenses for the current year were $5,869,734 or $5,882,200 lower than for fiscal 2012 as a direct result of decreases in exploration and evaluation expense, consulting fees, office and administration expenses, investor relation expenses, director fees, legal expenses, management fees, share-based compensation, travel expenses and transfer agent and filing fees.  The decrease in these expenses was partially offset by increases in audit and accounting expenses, project development costs, rent, and wages and salaries.

Audit and accounting expenses increased to $124,087 in fiscal 2013 compared to $93,554 in fiscal 2012 due to additional costs attributable to maintaining the Company’s Sarbanes-Oxley (“SOX”) compliance.

Consulting expense of $308,570 (fiscal 2012 - $612,972), management fees of $411,368 (fiscal 2012 - $498,890) and salaries and wages of $705,024 (fiscal 2012 - $556,467) total $1,424,962 for the current year (fiscal 2012 - $1,668,329) which represents a total decrease of $243,367 from the prior year as a result of decreased Company activities and personnel providing services to the Company.

Exploration and evaluation expenses decreased to $2,835,066 in fiscal 2013 compared to $6,630,464 in fiscal 2012 as a direct result of decreased exploration and evaluation activities on all of the Company’s properties.  Exploration and evaluation expenses for fiscal 2013 relate primarily to the CMB Uranium/Vanadium Project and the Juniper Ridge Property.

Investor relations expense of $180,786 (fiscal 2012 - $382,206), legal costs of $35,950 (fiscal 2012 - $58,692), office and administrative expenses of $167,188 (fiscal 2012 - $293,315), transfer agent and filing fees of $109,625 (fiscal 2012 - $178,735) and travel expenses of $48,547 ($125,089) all decreased compared to fiscal 2012 as a direct result of decreased Company activities and fewer marketing initiatives during the current year.

Project development costs increased to $66,471 in fiscal 2013 (fiscal 2012 - $Nil) which relate to due diligence performed by the Company for its Letter of Intent with Wealth Minerals Ltd. for prospective uranium properties in Argentina.  The Letter of Intent with Wealth Minerals Ltd. was terminated subsequent to year end in July 2013.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

Share-based compensation expense decreased to $626,364 (fiscal 2012 - $1,974,611) due to a decrease in recognition of share-based compensation expense according to vesting schedules of certain grants issued in 2011 and 2012. This expense had no effect on the Company’s cash flows and represented 5% of the net loss and comprehensive loss for the current year (fiscal 2012 – 16%).

Other Income (Expenses)

Other expense increased in fiscal 2013 by $5,578,432 to an expense of $5,804,327 compared with recorded other expenses of $225,895 in fiscal 2012.  The Company recorded an unrealized loss on marketable securities of $173,005 compared to last year’s loss of $701,327.  The Company also recorded a loss on the disposition of equipment of $39,416 compared to a gain of $1,898 on the disposition of equipment in fiscal 2012.  During fiscal 2013, the Company also recorded an impairment of its exploration and evaluation assets of $6,043,241 related to the Bootheel, Golden Promise and Juniper Ridge projects.  These other expenses were partially offset by the flow through premium in relation to the flow through shares issued in fiscal 2012 and  attributable to the qualified exploration expenditures incurred in the current year.  Finance income decreased in fiscal 2013 by $45,971 which relates to interest earned on excess cash on hand.

Exploration and Evaluation

During the year ended April 30, 2013, the Company spent a total of $2,835,066 (fiscal 2012 - $6,630,464) on exploration and evaluation expenditures. The Company spent a total of $2,060,312 (fiscal 2012 - $1,331,911) on exploration of the CMB project in fiscal 2013, net of a $150,000 grant received from the Junior Company Exploration Assistance Program.  In fiscal 2013, the Company also spent $66,619 (fiscal 2012 - $1,243,795) on exploration of the Bootheel project, $47,265 (fiscal 2012 - $146,300) on exploration of the Golden Promise project and $810,870 (fiscal 2012 - $1,676,367) on exploration of the Juniper Ridge project.

The Company also realized a recovery of $150,000 in relation to the CMB JV project as a result of receipt of a Junior Company Exploration Assistance Program grant.  During the prior year, the Company incurred exploration and evaluation expenditures of $2,086,585 in relation to the CMB JV project.

During the prior year, the Company also incurred exploration and evaluation expenditures of $145,506 on other claims.

Working Capital

As of April 30, 2013, the Company had a working capital surplus of $94,253 compared with $5,466,961 as at April 30, 2012. The decrease of $5,372,708 was mainly due to cash used in operating activities of $4,834,152 and cash used in financing activities of $46,481.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the consolidated financial statements.

Description	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Total assets Exploration and Evaluation Assets Working Capital Shareholders’ equity Net income (loss) Loss per share Exploration and Evaluation Expenditures (Recovery)	$ 6,635,616 5,670,409 94,253 5,905,723 (5,267,909) (0.08) (213,831)	$ 12,287,176 10,884,336 141,159 11,149,315 (828,327) (0.01) 36,174	$ 12,796,468 10,683,053 574,584 11,868,381 (3,225,473) (0.05) 1,471,277	$ 16,819,811 11,612,105 2,985,367 14,876,725 (2,352,352) (0.04) 1,541,446

Description	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Total assets Exploration and Evaluation Assets Working Capital Shareholders’ equity Net income (loss) Loss per share Exploration and Evaluation Expenditures (Recovery)	$ 17,997,243 11,592,105 5,466,961 16,999,901 (1,106,128) (0.02) (145,493)	$ 13,309,715 11,417,916 188,829 11,823,242 (2,381,342) (0.05) 1,285,236	$ 16,160,979 10,934,911 2,565,194 13,332,050 (5,623,453) (0.12) 3,702,818	$ 20,990,685 10,245,831 8,199,292 18,109,002 (2,866,906) (0.06) 1,787,903

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends.

The variations in reported quarterly information, and particularly the increases in net loss in Q3 2012 and Q2 2012 are explained predominantly by the overall ramping up of exploration and evaluation activities subsequent to the equity financing and the progressive increase in general and administrative expenses that have been incurred as the Company continued to expand its corporate activities and personnel to support both the operations and public company obligations.

The increase in net loss in Q2 2013 and Q4 2013 are explained by an impairment of the Company’s exploration and evaluation assets of $932,585 in Q2 2013 and $5,110,656 in Q4 2013.

FOURTH QUARTER

For the three month period ended April 30, 2013, the Company reported a net loss of $5,267,909 or $0.08 per common share, compared with a net loss of $1,106,128 or $0.02 per common share for the three month period ended April 30, 2012.

Total expenses for the three month period ended April 30, 2013 were $114,428, which is $1,005,828 lower than in the comparative period of fiscal 2012 as a direct result of decreased consulting expenses, investor relation expenses, management fees, office and administrative expenses, share-based compensation expense, transfer agent and filing fees, travel costs and wages and salaries.  The decreased expenses for the three month period ended April 30, 2013 are primarily attributable to decreased overall Company activity during fiscal 2013 compared to fiscal 2012.

Audit and accounting expenses for the fourth quarter of fiscal 2013 increased by $14,997 which reflects an increase in accrued audit costs and costs attributable to maintaining the Company’s Sarbanes-Oxley (“SOX”) compliance.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

Consulting expense, management fees and wages and salaries totaled $222,713 for the fourth quarter of 2013 compared to $582,683 for the same period of fiscal 2012, representing a decrease of $359,970 as a direct result of decreased Company activities and a decreased number of consultants and personnel providing services to the Company.

For the fourth quarter of fiscal 2013, investor relations expense of $7,663 (fiscal 2012 - $114,166), office and administrative expenses of $9,417 (fiscal 2012 - $97,549), transfer agent and filing fees of $15,161 (fiscal 2012 - $34,500), travel expenses of $5,726 ($26,595) and wages and salaries of $107,897 (fiscal 2012 - $134,033) all decreased compared to the same period of fiscal 2012 as a direct result of decreased Company activities and fewer marketing initiatives during the current year.

Project development costs increased to $25,417 in the fourth quarter of fiscal 2013 (fiscal 2012 - $Nil) which relate to due diligence performed by the Company for its Letter of Intent with Wealth Minerals Ltd. for prospective uranium properties in Argentina.  The Letter of Intent with Wealth Minerals Ltd. was terminated in July 2013.

Share-based compensation expense decreased to $24,317 (fiscal 2012 - $255,960) due to a decrease in recognition of share-based compensation expense according to vesting schedules of certain grants issued in 2011 and 2012. This expense had no effect on the Company’s cash flows and represented less than 1% of the comprehensive loss for the quarter (fiscal 2012 – 23%).

During the three month period ended April 30, 2013, the Company recorded a recovery of exploration and evaluation expenditures of $213,831 as a result of receiving Junior Company Exploration Assistance Program grants in the amount of $300,000.

Other Income (Expenses)

The Company recorded other expenses of $5,153,481 for the three month period ended April 30, 2013 compared to other income of $14,128 for the same period of the prior year.

During the fourth quarter of fiscal 2013, the Company recorded asset impairments of $5,110,656 related to its exploration and evaluation assets (fiscal 2012 - $Nil) and unrealized losses on marketable securities of $51,399 (fiscal 2012 - $236,482).  These other expenses were offset by other income including finance income of $923 (fiscal 2012 - $8,758), flow-through share premium of $Nil (fiscal 2012 - $244,984), gain on asset disposition of $465 (fiscal 2012 - $Nil) and foreign exchange gain of $7,186 (fiscal 2012 – loss of $3,132).

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2013, the Company had cash and cash equivalents of $596,450 (April 30, 2012 - $5,446,298). Cash used in operating activities during the year ended April 30, 2013 was $4,834,152 compared to $9,649,032 for the prior year.  Cash provided by investing activities was $30,785 compared to cash used in investing activities of $1,378,856 in the prior year. Cash used in financing activities was $46,481 for the current year compared to cash provided by financing activities of $6,542,601 for the year ended April 30, 2012.

At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These uncertainties may cause significant doubt on the Company’s ability to continue as a going concern.

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

To date, the Company’s operations, exploration and evaluation activities have been almost entirely financed from equity financings. The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

CAPITAL STOCK

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	April 30, 2013	Date of Report
Common shares – issued and outstanding	65,782,178	65,782,178
Director, employee and contractor options – vested	5,373,381	4,425,881
Director, employee and contractor options – granted but not yet vested	626,250	366,250
Warrants to purchase shares	8,189,700	8,189,700
Underwriters warrants – rights to purchase warrants	982,764	982,764
Common shares – fully diluted	80,954,273	79,746,773

Share and warrant issuances

There were no common share or warrant issuances during the year ended April 30, 2013.

During the year ended April 30, 2012, common shares were issued as follows:

•	On October 31, 2011, 522,513 common shares with a value of $266,925 were issued pursuant to an agreement with Strathmore to acquire the Juniper Ridge Uranium Property.

•	On December 5, 2011, the Company settled the litigation involving its interest in the Moran Lake Property by issuing 1,193,614 common shares with a value of $453,573.

•
On February 27, 2012, the Company closed a non-brokered private placement of 11,897,000 subscription receipts at a price of $0.40 per subscription receipt for gross proceeds of $4,758,800. Upon satisfaction of the escrow release conditions, on March 30, 2012, the subscription receipts were automatically converted into units of the Company, with each whole unit being comprised of one common share and one-half common share purchase warrant. Each whole warrant is exercisable until February 27, 2014 at an exercise price of $0.70.

The Company concurrently closed a non-brokered private placement of 4,482,400 flow-through units at a price of $0.50 per flow-through unit for gross proceeds of $2,241,200. Each flow-through unit consists of one flow through common share, which qualifies as a "flow-through share" for purposes of the Income Tax Act (Canada), and one-half of one warrant. Each whole warrant is exercisable into one share until February 27, 2014 at an exercise price of $0.70. A flow-through premium of $448,240 was recorded as an other liability in connection with this private placement.

All securities issued were subject to a four month hold period. The Company paid cash finder's fees in connection with the offering equal to 5.0% of the gross proceeds and issued 982,764 (valued at $518,936) broker warrants equal to 6.0% of the number of subscription receipts and flow-through units sold in the offering. Each broker warrant is exercisable for one share of the Company at an exercise price of $0.50 until February 27, 2014. The Black-Scholes pricing model was used to value these compensatory warrants, using a risk-free interest rate of 1%, expected life of 2 years, annualized volatility of 163%, and dividend rate of 0%.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

•
On February 27, 2012, the Company issued 209,500 common shares with a value of $140,365, and made cash payment of US$15,000, to satisfy an outstanding finder's fee obligation in connection with the Company's acquisition of the Juniper Ridge Property.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the years ended April 30, 2013 and 2012 can be summarized as follows:

	April 30, 2013	April 30, 2012

Share-based compensation	$405,876	$1,157,129
Short-term benefits*	933,802	980,081
Incentive compensation other than share-based compensation	-	206,404
	$1,339,678	$2,343,614

*	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company has a consulting agreement with the Executive Chairman that provides for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.

Other related parties

King & Bay West Management Corp. (“King & Bay West”), formerly Forbes West Management Corp.: King & Bay West is an entity owned by the Executive Chairman of the Company and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

Transactions entered into with related parties other than key management personnel during the years ended April 30, 2013 and 2012 include the following:

	April 30, 2013	April 30, 2012

King & Bay West	$1,234,170	$1,830,691

During the year ended April 30, 2012, the Company sold some of its exploration equipment to a company with a director in common. Crosshair received $8,599 as consideration for the assets, which represents the estimated fair value of the assets in the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $1,898, which was recorded as gain on asset disposition.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

Amounts due to related parties as at April 30, 2013 included the following:

•	King & Bay West, controlled by the Executive Chairman - $319,312 (April 30, 2012 - $106,487)
•	Sundance Geological Ltd., controlled by the former CEO - $Nil (April 30, 2012 - $22,400)
•	Bevo Beaven Corporate Communications., controlled by the former VP of Corporate Communications - $Nil (April 30, 2012 - $7,235)
•	Stratamodel Inc., controlled by the former VP & Chief Geologist - $Nil (April 30, 2012 - $13,982)
•	Ludwig and Associates, LLC., controlled by the CEO - $Nil (April 30, 2012 - $9,072)1
•	MJM Consulting Corp., controlled by the Executive Chairman of the Company - $48,522 (April 30, 2012 - $Nil)

The amounts due to related parties are non-interest bearing.

1 Mark Ludwig resigned as CEO of the Company effective June 7, 2013.

GOING CONCERN

The Company is in the process of exploring and developing its exploration and evaluation properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The consolidated financial statements have been prepared using IFRS on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

As at April 30, 2013, the Company had working capital of $94,253 (April 30, 2012 - $5,466,961) and a deficit of $103,025,910 (April 30, 2012 - $91,351,849). At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. Without additional financing, there is doubt that the Company will be able to fund both its exploration programs and ongoing operations for the next 12 months. These uncertainties may cause significant doubt on the Company’s ability to continue as a going concern.

The Company’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.

Critical Judgments

The preparation of financial statements requires management to make judgments regarding the going concern of the Company, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the financial statements include:

Share-based payments

Estimating fair value for granted stock options and warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the finder’s warrants issued during the year along with the assumptions and model used for estimating their fair are disclosed in the notes to the financial statements.

Deferred tax Assets & Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration & Evaluation Assets

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of  the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Equipment

Equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on selection of suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

ACCOUNTING POLICIES

New accounting pronouncements

The following accounting pronouncements have been made, but are not yet effective for the Company as at April 30, 2013.

Amendments to IFRS 7, Financial Instruments:  Disclosures (“IFRS 7”) are effective for annual periods beginning on or after January 1, 2013 and introduce enhanced disclosure around the transfer of financial assets and associated risks.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted.  The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

Amendments to IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28) have been made. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 -13. These amendments are effective for annual periods beginning on or after January 1, 2013.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.  The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars, and has historically raised new financing in Canadian dollars.  With the acquisition of Target, the Company has operations in the United States which subject it to fluctuations between the Canadian and United States currencies.  Generally, the Company purchases sufficient US dollars to offset a significant portion of known US obligations in order to minimize foreign exchange fluctuations.

Exploration and Evaluation

Mineral exploration, evaluation, and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependent upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of Crosshair’s interest in its mineral properties.

FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature. The Company’s cash and cash equivalents and marketable securities are measured at fair value, under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities. The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off balance sheet financing arrangements.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the United States Securities Exchange Act of 1934 (the “Exchanged Act”)) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal controls over financial reporting during the fiscal year ended April 30, 2013 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

SUBSEQUENT EVENTS

The following events occurred subsequent to the year ended April 30, 2013:

•	On May 1, 2013, 285,000 stock options were forfeited.

•	On May 15, 2013, 100,000 stock options were forfeited.

•	On May 23, 2013, 62,500 stock options expired.

Crosshair Energy Corporation
Management Discussion & Analysis
For the year ended April 30, 2013
Date Prepared: July 24, 2013

•	On May 31, 2013, the Company and Paragon terminated the Golden Promise Option and Joint Venture Agreement.

•	On June 5, 2013, 30,000 stock options expired.

•
On June 7, 2013, the Company announced that it was voluntarily delisting its common shares from the NYSE MKT.  On July 1, 2013, the Company’s common shares were transferred to the OTC Markets Group’s OTCQB Marketplace.  The Company continues to be listed under the symbol “CXX” on the TSX and is listed under the symbol “CRHRF” on the OTCQB.

•	On June 13, 2013, 20,000 stock options were forfeited.

•	On June 14, 2013, 60,000 stock options were forfeited.

•	On July 8, 2013, 650,000 stock options were forfeited.

•	On July 9, 2013, the Company announced that it has terminated its LOI with Wealth Minerals Ltd. based on mutual agreement.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The Board of Directors of Crosshair Energy Corporation has approved the disclosures contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.